Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity: Genetic Technologies Limited
ABN: 17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay Peter Wakefield
Date of last notice	4 February 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Wakko Enterprises Pty Ltd

Date of change	22 April 2015

Number of securities held prior to change

Direct — 570,500 fully paid ordinary shares (“Shares”)

Indirect- Wakko Investments Pty Ltd — 6,945,009 Shares, and 5,000,000 Options

Indirect - Wakko Enterprises Pty Ltd — 12,809,664 Shares, and 3,333,333 Options

Class	Fully paid ordinary shares

Number acquired	Not applicable

+ See chapter 19 for defined terms.

Number disposed	Wakko Enterprises Pty Ltd — 5,000,000 Shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Wakko Enterprises Pty Ltd $224,767

Number of securities held after change	Direct — 570,500 Shares Indirect- Wakko Investments Pty Ltd — 6,945,009 Shares, and 5,000,000 Options Indirect - Wakko Enterprises Pty Ltd — 7,809,664 Shares, and 3,333,333 Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market trade.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

+ See chapter 19 for defined terms.

Interest after change

Part 3 — +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided, on what date was this provided?

Date:  23 April 2015

+ See chapter 19 for defined terms.